BAYTEX PROVIDES UPDATE ON THE IMPACT OF THE ALBERTA WILDFIRES

CALGARY, ALBERTA (May 15, 2023) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) is providing an update on the impact of the Alberta wildfires to its operations.

Baytex advises that the ongoing wildfires are impacting its operations in the Peace River and Peavine regions of northwest Alberta. Baytex has safely evacuated its affected personnel. As a result of the precautionary shut-in of production and operated infrastructure, approximately 20,000 boe/d of production has been shut-in since the morning of May 13. In addition, in west-central Alberta, approximately 4,000 boe/d remains shut-in since the evening of May 5 as a result of the shut-in of third-party infrastructure.

We continue to monitor the situation and will provide an update when appropriate.

Baytex is incredibly proud of how our personnel have responded with sound, safety-focused decision making. We would like to thank the emergency responders and firefighters who are protecting our communities.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com